Exhibit 99.1



Constellation Brands

THIRD QUARTER FISCAL YEAR 2021 RESULTS

JANUARY 7, 2021

#WORTHREACHINGFOR | VISIT US



Constellation Delivers Excellent Results; Drives Strong Cash Generation and Further Reduces Debt
Beer Depletion Growth Accelerates to 12%
Wine and Spirits Power Brands Drive Solid Depletion Growth

Third Quarter Fiscal Year 2021 Financial Highlights [(1)] | In millions, except per share data	Net Sales	Operating Income	Earnings Before Interest & Taxes (EBIT)	Diluted Net Income (Loss) Per Share Attributable to CBI (EPS)	Diluted EPS Excluding Canopy
Reported	$2,438	$783	NA	$6.55	NA
% Change	22%	193%	NA	254%	NA
Comparable	$2,438	$835	$818	$3.09	$3.16
% Change	22%	30%	35%	44%	32%

(1) Definitions of reported, comparable, and organic, as well as reconciliations of non-GAAP financial measures, are contained elsewhere in this news release.
NA=Not Applicable

HIGHLIGHTS

- Despite COVID-related headwinds, generates **reported basis EPS** of **$6.55** and **comparable basis EPS** of **$3.09**, including Canopy Growth equity losses of $0.08; **excluding Canopy Growth equity losses**, achieved comparable basis EPS of $3.16, an increase of 32%
- Provides **fiscal 2021 reported basis EPS outlook of $10.30 - $10.55** and **comparable basis EPS outlook of $9.80 - $10.05**
- Beer depletion growth **accelerates**; **inventory levels improve** driven by organic shipment growth of 28%
- Wine and Spirits Business delivers double-digit higher-end Power Brand growth in IRI channels, outpacing the higher-end of the U.S. Wine and Spirits segment
- **Closes** the transactions to sell a portion of the Wine and Spirits business to Gallo, including Nobilo; expects to close Paul Masson Grande Amber Brandy in January 2021
- Generates **$2.4 billion** of **operating cash flow** and **$1.9 billion** of **free cash flow**, an increase of 14% and 23%, respectively
- Provides **fiscal 2021 operating cash flow target** of **$2.5 - $2.7 billion** and **free cash flow projection** of **$1.7 - $1.8 billion**
- **Reduces debt** by **$1.2 billion** in first nine months of fiscal 2021; fully redeems $650 million outstanding senior floating rate notes and additionally announced redemption of $500 million outstanding senior notes
- Board of Directors **authorizes new $2 billion share repurchase program**; $1.9 billion remaining on existing authorization
- **Declares quarterly cash dividend** of $0.75 per share of Class A Common Stock and $0.68 per share of Class B Common Stock
- Company maintains full employment despite pandemic challenges





Feliz Navidad
Corona Extra
HIGH WEST
OLD FASHIONED
BARREL-FINISHED
COCKTAIL
NEW
DISCOVER THE CABERNET SAUVIGNON THAT TASTES LIKE NO OTHER
MEIOMI
Modelo
Especial

"Our business performance accelerated during the quarter despite ongoing headwinds from the pandemic, as we remain obsessed with meeting the needs of our consumers while staying focused on our long-term growth strategy."

Bill Newlands
President and Chief Executive Officer



"The finalization of our Wine and Spirits transactions enhances the financial profile of our business and enables further debt reduction so that we can continue to execute our commitment to return $5 billion in value to shareholders through dividends and share repurchases through fiscal 2023."

Garth Hankinson
Chief Financial Officer

beer

	Shipment Volume	Organic Shipment Volume [2]	Depletion Volume [2]	Net Sales [3]	Organic Net Sales [1]	Operating Income [3]
**Three Months Ended	In millions; branded product, 24-pack, 12-ounce case equivalents**					
November 30, 2020	92.3	92.3		$1,677.9	$1,677.9	$714.5
November 30, 2019	72.6	72.1		$1,310.6	$1,290.4	$514.9
% Change	27.1%	28.0%	12.3%	28%	30%	39%

[2] Three months ended November 30, 2019, includes an adjustment to remove volume associated with the Ballast Point craft beer business "Ballast Point Divestiture" for the period September 1, 2019, through November 30, 2019.

[3] Three months ended November 30, 2019, includes $20.2 million of net sales and $3.2 million of gross profit less marketing that are no longer part of the beer segment results after the Ballast Point Divestiture.

HIGHLIGHTS

- Constellation's **Beer Business** posted **double-digit depletion growth** of **12%**, as inventory levels improve and strong performance in off-premise channels continues to more than offset the COVID-19 impact of the approximately 35% reduction in the on-premise channel.
- **Modelo Especial** achieved nearly **20% depletion growth** and was the **#1 Import share gainer** in IRI channels.
- The **Corona Brand Family** grew nearly 12% in IRI channels driven by **Corona Premier**, delivering **over 20% growth**, **Corona Extra**, and **Corona Hard Seltzer**.
- **Corona Hard Seltzer** continues to exceed expectations as velocity and distribution of nearly 70% ACV in IRI channels remain strong; hard seltzer **innovation** expected to launch in early fiscal 2022 with the introduction of **Variety Pack #2**.
- **Pacifico** posted **growth** of almost 35% in IRI channels, and was a top share gainer within the import segment.
- **Operating margin increased** 330 basis points to 42.6%, as benefits from favorable marketing and SG&A as a percent of net sales and the Ballast Point Divestiture were partially offset by increased COGS.

- Shipment volumes significantly outpaced depletion volumes as product inventories begin to rebuild from a COVID-related slowdown of Mexican beer production earlier this year. Due to continued robust consumer demand, product inventories are now expected to return to normal levels during the fourth quarter fiscal 2021 as shipment volume is expected to continue to outpace depletion volume for the remainder of the fiscal year.
- The Beer Business is targeting **7 - 9% net sales growth** and **8 - 10% operating income growth** for fiscal 2021.



wine and spirits

	Shipment Volume	Organic Shipment Volume [4]	Depletion Volume [4]	Net Sales [5]	Organic Net Sales [1]	Operating Income [5]
**Three Months Ended	In millions; branded product, 9-liter case equivalents**					
November 30, 2020	13.2	13.2		$760.2	$760.2	$182.3
November 30, 2019	12.8	12.4		$688.8	$675.4	$180.4
% Change	3.1%	6.5%	(0.8%)	10%	13%	1%

[4] Three months ended November 30, 2019, includes an adjustment to remove volume associated with the Black Velvet Canadian Whisky business "Black Velvet Divestiture" for the period September 1, 2019, through October 31, 2019.

[5] Three months ended November 30, 2019, includes $13.4 million of net sales and $7.0 million of gross profit less marketing that are no longer part of the wine and spirits segment results after the Black Velvet Divestiture.

HIGHLIGHTS

- Marketplace performance for higher-end wine Power Brands outpaced the total higher-end wine category driven by double-digit growth for **Kim Crawford**, **Meiomi**, and **The Prisoner Brand Family**.
- Successful innovation initiatives are contributing to top-line growth with Power Brand introductions like **The Prisoner** cabernet sauvignon and chardonnay varietals, along with **Meiomi** cabernet sauvignon, which has become the **largest** ultra premium wine launch this year in IRI channels.
- **Operating margin** decreased 220 basis points to 24.0% as benefits from mix and price were more than offset by unfavorable fixed cost absorption resulting from wildfires and increased marketing.

- The Wine and Spirits business expects fiscal 2021 reported **net sales** and **operating income decline** of **9 - 11%** and **16 - 18%**, respectively; retained portfolio post wine and spirits divestitures expected to grow net sales 2 - 4%.



OUTLOOK

The table sets forth management's current EPS expectations for fiscal 2021 compared to fiscal 2020 actual results, both on a reported basis, a comparable basis, and a comparable basis excluding Canopy equity (losses) and related activities.

	Reported Basis		Comparable Basis		
	FY21 Estimate	FY20 Actual	FY21 Estimate (Excl. Canopy)	FY20 Actual	FY20 Actual (Excl. Canopy)
Fiscal Year Ending February 28/29	$10.30 - $10.55	$(0.07)	$9.80 - $10.05	$9.12	$9.89

Fiscal 2021 Current Guidance Assumptions:

- **Beer**: net sales growth of 7 - 9%; excluding impact of Ballast Point Divestiture, expect to be at the upper-end of the range and including Ballast Point Divestiture, expect to be at the lower-end of the range; operating income growth of 8 - 10%
- **Wine and Spirits**: reported net sales and operating income decline of 9 - 11% and 16 - 18%, respectively; retained portfolio post wine and spirits divestitures, expected to grow net sales 2 - 4%
- Interest expense: approximately $390 million

- Tax rate: reported approximately 21%, comparable excluding Canopy equity earnings impact approximately 19%
- Weighted average diluted shares outstanding: approximately 195 million; assumes no additional share repurchases for fiscal 2021
- Operating cash flow: $2.5 - $2.7 billion
- Capital expenditures: $800 - $900 million
- Free cash flow: $1.7 - $1.8 billion

The reported basis EPS guidance includes the fiscal 2021 year to date Canopy equity earnings and related activities impact. Our guidance does not reflect future changes in the fair value of the company's investments in Canopy's warrants and convertible debt securities. Additionally, the company continues to evaluate the future potential equity earnings impact from the Canopy equity method investment and related activities and, as such, these items have been excluded from the target assumptions noted above.

The revised Wine and Spirits transaction to sell a portion of the business to E. & J. Gallo Winery ("Gallo") (the "Further Revised Wine and Spirits Transaction") and the separate, but related, agreement to divest the Nobilo Wine brand to Gallo (the "Nobilo Transaction") both closed on January 5, 2021, while the separate transaction to divest the concentrate business to Vie-Del closed in December 2020. In addition, the company agreed to divest the Paul Masson Grande Amber Brandy brand in a separate transaction (the "Paul Masson Transaction") which is expected to close in January 2021. Constellation plans to retain the Cooks and J. Roget brands and the Mission Bell Winery.

The following table presents estimated selected wine and spirits segment financial information included in our consolidated financial statements that will no longer be part of our consolidated results after these transactions close:

	FY20 Q4	FY21 Q1	FY21 Q2	FY21 Q3
(in millions)				
Shipment volume (9-liter case equivalents)	6.1	4.5	4.6	5.3
Net sales	$237	$187	$181	$210
CAM (gross profit less marketing)	$84	$77	$67	$74

In addition, the company sold the Black Velvet Canadian Whisky business on November 1, 2019. The approximate fiscal 2020 shipment volume, net sales, and gross profit less marketing totaled 1.6 million 9-liter case equivalents, $50.3 million, and $23.2 million, respectively.

AWARDS & RECOGNITION

Consumer-obsession fuels our innovation. **Corona Premier** was named to **Nielsen's 2020 BASES Top 25** breakthrough innovation list, awarded to **standout innovations** that achieved critical success amidst the COVID-19-impacted landscape.

Shanken News recognized five of our wine and spirits brands with **IMPACT Blue Chip Awards**, given to the industry's best long-term performers: **SVEDKA**, **Woodbridge**, **Ruffino**, **Kim Crawford**, and **Meiomi**.





QUARTERLY DIVIDEND

On January 6, 2021, Constellation's board of directors declared a quarterly cash dividend of $0.75 per share of Class A Common Stock and $0.68 per share of Class B Common Stock, payable on February 23, 2021, to stockholders of record as of the close of business on February 9, 2021.

† A copy of this news release, including the attachments and other financial information that may be discussed during the call, will be available on our website cbrands.com under "Investors/Reporting" prior to the call.

**THIRD QUARTER
FISCAL YEAR 2021 RESULTS**

CONFERENCE CALL† / WEBCAST

January 7, 2021 at 11:30 a.m. EST
(877) 673-1771 / Conference ID: 6645945
cbrands.com/investors/events

CANOPY GROWTH INVESTMENT

Constellation's share of Canopy Growth's equity earnings and related activities for third quarter of fiscal 2021 totaled a loss of $12.4 million on a reported basis and a loss of $43.0 million on a comparable basis.

Constellation has recognized a $834 million unrealized net gain in reported basis results since the initial Canopy investment in November 2017; a $770 million increase in the fair value of Canopy investments was recognized for third quarter of fiscal 2021.

In December 2020, Canopy announced its plans to close five Canadian production facilities as part of its efforts to streamline its operations and further improve margins. As such, Canopy expects to record an estimated pre-tax loss of approximately C$350 million to C$400 million in their third and fourth quarter fiscal 2021 results. Constellation expects to record its proportional share of the estimated pre-tax loss of approximately C$130 million to C$155 million in our fourth quarter fiscal 2021 and first quarter of fiscal 2022 results.

LIVING OUR FOUNDER'S PASSION FOR MAKING A DIFFERENCE

The Marvin Sands Heritage Award is the most prestigious recognition Constellation bestows on its employees, given to those who exemplify our founder's values and embody his passion for making a positive impact on our customers, in the lives of our employees, and in the communities in which we live and work. Those lasting values have propelled us from humble beginnings to a top-performing Fortune 500 company over the last 75 years, and will continue to guide us as we reach for even greater heights in the years ahead.

Hear from this year's winners



ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, and our high-quality premium wine and spirits brands, including the Robert Mondavi Brand Family, Kim Crawford, Meiomi, The Prisoner Brand Family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS

Mike McGrew	773-251-4934	michael.mcgrew@cbrands.com
Amy Martin	585-678-7141	amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub	585-678-7483	patty.yahn-urlaub@cbrands.com
Marisa Pepelea	312-741-2316	marisa.pepelea@cbrands.com

SUPPLEMENTAL INFORMATION

Reported basis ("reported") are amounts as reported under generally accepted accounting principles. Comparable basis ("comparable") are amounts which exclude items that affect comparability ("comparable adjustments"), as they are not reflective of core operations of the segments. The company's measure of segment profitability excludes comparable adjustments, which is consistent with the measure used by management to evaluate results. The company discusses various non-GAAP measures in this news release. Financial statements, as well as supplemental schedules and tables reconciling non-GAAP measures, together with definitions of these measures and the reasons management uses these measures, are included in this news release.

FORWARD-LOOKING STATEMENTS

The statements made under the heading Outlook and all statements other than statements of historical fact set forth in this news release regarding Constellation Brands' business strategy, future operations and business, future financial position, expected effective tax rates and anticipated tax liabilities, estimated revenues, projected costs and expenses, expected net sales and operating income, estimated diluted EPS, expected capital expenditures, expected operating cash flow and free cash flow, future payments of dividends, manner and timing of share repurchases under the share repurchase authorization, and prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements (collectively, the "Projections") that involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the Projections.

During the current quarter, Constellation Brands may reiterate the Projections. Prior to the start of the company's quiet period, which will begin at the close of business on February 26, 2021, the public can continue to rely on the Projections as still being Constellation Brands' current expectations on the matters covered, unless the company publishes a notice stating otherwise. During Constellation Brands' "quiet period," the Projections should not be considered to constitute the company's expectations and should be considered historical, speaking as of prior to the quiet period only and not subject to update by the company.

The Projections are based on management's current expectations and, unless otherwise noted, do not take into account the impact of any future acquisition, investment, merger, or any other business combination, divestiture, restructuring, or other strategic business realignments, financing or share repurchase that may be completed after the date of this release. The Projections should not be construed in any manner as a guarantee that such results will in fact occur. The actual impact of COVID-19 and its associated operating environment may be materially different than management's expectations. The pending Paul Masson Transaction is subject to the satisfaction of certain closing conditions. There can be no assurance the Paul Masson Transaction will occur or will occur on the terms or timetable contemplated hereby. There also can be no assurance Constellation will receive any incremental contingent consideration payment or any specific amount of incremental contingent consideration payment associated with the Further Revised Wine and Spirits Transaction.

In addition to the risks and uncertainties of ordinary business operations, the Projections of the company contained in this news release are subject to a number of risks and uncertainties, including:

- duration and impact of the COVID-19 pandemic, including but not limited to, closure of non-essential businesses, which may include our manufacturing facilities, and other governmental containment actions;
- production or shipment difficulties could adversely affect our ability to supply our customers;
- completion of the pending Paul Masson Transaction;
- impact of the Wine and Spirits Transactions, amount and use of expected proceeds from the transactions, actual purchase price adjustments, and post-closing purchase price adjustments, amount of any future write-down on assets held for sale, and the amount and timing of cost reductions or any future restructuring charge, if any, may vary from management's current expectations;
- amount of contingent consideration, if any, received in the Further Revised Wine and Spirits Transaction will depend on actual brand performance;
- beer operations expansion, construction, and optimization activities, scope, costs and timing associated with these activities, and amount of impairment, if any, from non-recoverable brewery construction assets in Mexico may vary from management's current estimates due to market conditions, our cash and debt position, receipt of regulatory approvals on the expected dates and terms, results of discussions with government officials, actual amount of non-recoverable brewery construction assets, and other factors determined by management;
- accuracy of supply projections, including those relating to wine and spirits operating activities, beer operations expansion activities, product inventory levels, and glass sourcing;
- operating cash flow, free cash flow, effective tax rate, and capital expenditures to support long-term growth may vary from management's current estimates;

- accuracy of projections associated with market opportunities and with previously announced acquisitions, investments, and divestitures;
- accuracy of projections relating to the Canopy investments may vary from management's current expectations;
- exact duration of the share repurchase implementation and the amount, timing, and source of funds for any share repurchases;
- amount and timing of future dividends are subject to the determination and discretion of the board of directors;
- raw material and water supply, production, or shipment difficulties could adversely affect the company's ability to supply its customers;
- general economic, geo-political, domestic, international and regulatory conditions, instability in world financial markets, health epidemics or pandemics, quarantines or curfews, unanticipated environmental liabilities and costs, or enhanced competitive activities;
- changes to international trade agreements and tariffs, accounting standards, elections or assertions, tax laws or other governmental rules and regulations, and other factors which could impact the company's reported financial position, results of operations, effective tax rate, or accuracy of any associated Projections;
- changes in interest rates and the inherent unpredictability of currency fluctuations, commodity prices, and raw material costs; and
- other factors and uncertainties disclosed in the company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 29, 2020, which could cause actual future performance to differ from current expectations.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)
(unaudited)

	November 30, 2020	February 29, 2020
ASSETS		
Current assets:		
Cash and cash equivalents	$ 152.9	$ 81.4
Accounts receivable	915.4	864.8
Inventories	1,376.9	1,373.6
Prepaid expenses and other	455.5	535.8
Assets held for sale - current	546.4	628.5
Total current assets	3,447.1	3,484.1
Property, plant, and equipment	5,580.7	5,333.0
Goodwill	7,789.0	7,757.1
Intangible assets	2,739.7	2,718.9
Equity method investments	2,959.9	3,093.9
Securities measured at fair value	1,536.2	1,117.1
Deferred income taxes	2,563.0	2,656.3
Assets held for sale	385.5	552.1
Other assets	629.5	610.7
Total assets	$ 27,630.6	$ 27,323.2
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Short-term borrowings	$ 40.0	$ 238.9
Current maturities of long-term debt	528.4	734.9
Accounts payable	732.1	557.6
Other accrued expenses and liabilities	740.9	780.4
Total current liabilities	2,041.4	2,311.8
Long-term debt, less current maturities	10,416.1	11,210.8
Deferred income taxes and other liabilities	1,520.6	1,326.3
Total liabilities	13,978.1	14,848.9
CBI stockholders' equity	13,312.1	12,131.8
Noncontrolling interests	340.4	342.5
Total stockholders' equity	13,652.5	12,474.3
Total liabilities and stockholders' equity	$ 27,630.6	$ 27,323.2

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended	
	November 30, 2020	November 30, 2019	November 30, 2020	November 30, 2019
Sales	$ 2,643.7	$ 2,181.5	$ 7,235.1	$ 7,037.4
Excise taxes	(205.6)	(182.1)	(573.2)	(596.8)
Net sales	2,438.1	1,999.4	6,661.9	6,440.6
Cost of product sold	(1,169.9)	(1,011.9)	(3,189.6)	(3,238.5)
Gross profit	1,268.2	987.5	3,472.3	3,202.1
Selling, general, and administrative expenses	(463.8)	(406.3)	(1,211.8)	(1,251.7)
Impairment of assets held for sale	(21.0)	(390.0)	(24.0)	(417.0)
Gain (loss) on sale of business	(0.3)	76.0	(4.7)	76.0
Operating income (loss)	783.1	267.2	2,231.8	1,609.4
Income (loss) from unconsolidated investments	782.4	(456.5)	130.5	(2,711.8)
Interest expense	(95.7)	(103.1)	(295.9)	(329.3)
Loss on extinguishment of debt	(1.2)	—	(8.8)	(2.4)
Income (loss) before income taxes	1,468.6	(292.4)	2,057.6	(1,434.1)
(Provision for) benefit from income taxes	(176.6)	658.9	(416.4)	1,046.5
Net income (loss)	1,292.0	366.5	1,641.2	(387.6)
Net income (loss) attributable to noncontrolling interests	(11.1)	(6.1)	(26.1)	(22.6)
Net income (loss) attributable to CBI	$ 1,280.9	$ 360.4	$ 1,615.1	$ (410.2)
Net income (loss) per common share attributable to CBI:				
Basic – Class A Common Stock	$ 6.68	$ 1.90	$ 8.44	$ (2.17)
Basic – Class B Convertible Common Stock	$ 6.07	$ 1.73	$ 7.67	$ (1.98)
Diluted – Class A Common Stock	$ 6.55	$ 1.85	$ 8.28	$ (2.17)
Diluted – Class B Convertible Common Stock	$ 6.03	$ 1.71	$ 7.62	$ (1.98)
Weighted average common shares outstanding:				
Basic – Class A Common Stock	170.571	168.346	170.083	168.258
Basic – Class B Convertible Common Stock	23.274	23.314	23.284	23.316
Diluted – Class A Common Stock	195.444	194.856	195.101	168.258
Diluted – Class B Convertible Common Stock	23.274	23.314	23.284	23.316
Cash dividends declared per common share:				
Class A Common Stock	$ 0.75	$ 0.75	$ 2.25	$ 2.25
Class B Convertible Common Stock	$ 0.68	$ 0.68	$ 2.04	$ 2.04

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

		Nine Months Ended	
		November 30, 2020	November 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$	**1,641.2**	$ (387.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Unrealized net (gain) loss on securities measured at fair value		**(524.7)**	2,200.9
Deferred tax provision (benefit)		**287.0**	(1,192.8)
Depreciation		**219.2**	248.9
Stock-based compensation		**52.0**	50.6
Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings		**403.0**	512.5
Noncash lease expense		**63.0**	66.6
Impairment and amortization of intangible assets		**4.0**	15.3
Amortization of debt issuance costs and loss on extinguishment of debt		**17.7**	13.0
Impairment of assets held for sale		**24.0**	417.0
(Gain) loss on sale of business		**4.7**	(76.0)
Loss on inventory and related contracts		**25.8**	122.7
Loss on settlement of treasury lock contracts		**(29.3)**	—
Change in operating assets and liabilities, net of effects from purchases of businesses:			
Accounts receivable		**(44.1)**	41.3
Inventories		**75.2**	(134.5)
Prepaid expenses and other current assets		**67.4**	40.1
Accounts payable		**146.8**	135.6
Other accrued expenses and liabilities		**(29.7)**	(20.1)
Other		**(39.6)**	22.8
Total adjustments		**722.4**	2,463.9
Net cash provided by (used in) operating activities		**2,363.6**	2,076.3
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property, plant, and equipment		**(467.7)**	(538.3)
Purchases of businesses, net of cash acquired		**(19.9)**	(36.2)
Investments in equity method investees and securities		**(217.4)**	(33.7)
Proceed from sales of assets		**18.3**	0.7
Proceeds from sale of business		**42.9**	269.7
Other investing activities		**0.6**	1.9
Net cash provided by (used in) investing activities		**(643.2)**	(335.9)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt		**1,194.7**	1,291.3
Principal payments of long-term debt		**(2,214.0)**	(2,061.0)
Net proceeds from (repayments of) short-term borrowings		**(198.9)**	(510.0)
Dividends paid		**(431.2)**	(427.0)
Purchases of treasury stock		**—**	(50.0)
Proceeds from shares issued under equity compensation plans		**43.2**	38.9
Payments of minimum tax withholdings on stock-based payment awards		**(7.7)**	(14.2)
Payments of debt issuance, debt extinguishment, and other financing costs		**(18.3)**	(8.2)
Distributions to noncontrolling interests		**(22.5)**	—
Net cash provided by (used in) financing activities		**(1,654.7)**	(1,740.2)
Effect of exchange rate changes on cash and cash equivalents		**5.8**	(0.1)
Net increase (decrease) in cash and cash equivalents		**71.5**	0.1
Cash and cash equivalents, beginning of period		**81.4**	93.6
Cash and cash equivalents, end of period	$	**152.9**	$ 93.7

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATION OF REPORTED AND ORGANIC NET SALES
(in millions)
(unaudited)

For periods of acquisition, we define organic net sales as current period reported net sales less net sales of products of acquired businesses reported for the current period, as appropriate. For periods of divestiture, we define organic net sales as prior period reported net sales less net sales of products of divested businesses reported for the prior period, as appropriate. We provide organic net sales because we use this information in monitoring and evaluating the underlying business trends of our core operations. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

The divestitures impacting the periods below consist of the Black Velvet Divestiture (sold November 1, 2019) and the Ballast Point Divestiture (sold March 2, 2020).

	Three Months Ended			Nine Months Ended		
	November 30, 2020	November 30, 2019	Percent Change	**November 30, 2020**	November 30, 2019	Percent Change
Consolidated net sales	$ **2,438.1**	$ 1,999.4	22%	$ **6,661.9**	$ 6,440.6	3%
Less: Black Velvet Divestiture [1]	—	(13.4)		—	(51.4)	
Less: Ballast Point Divestiture [2]	—	(20.2)		—	(73.5)	
Consolidated organic net sales	$ **2,438.1**	$ 1,965.8	24%	$ **6,661.9**	$ 6,315.7	5%
Beer net sales	$ **1,677.9**	$ 1,310.6	28%	$ **4,697.9**	$ 4,428.4	6%
Less: Ballast Point Divestiture [2]	—	(20.2)		—	(73.5)	
Beer organic net sales	$ **1,677.9**	$ 1,290.4	30%	**4,697.9**	4,354.9	8%
Wine and Spirits net sales	$ **760.2**	$ 688.8	10%	$ **1,964.0**	$ 2,012.2	(2%)
Less: Black Velvet Divestiture [1]	—	(13.4)		—	(51.4)	
Wine and Spirits organic net sales	$ **760.2**	$ 675.4	13%	$ **1,964.0**	$ 1,960.8	—%

[1] For the periods September 1, 2019, through October 31, 2019, and March 1, 2019, through October 31, 2019, included in the three months and nine months ended November 30, 2019, respectively.

[2] For the periods September 1, 2019, through November 30, 2019, and March 2, 2019, through November 30, 2019, included in the three months and nine months ended November 30, 2019, respectively.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUPPLEMENTAL SHIPMENT AND DEPLETION INFORMATION
(unaudited)

	Three Months Ended			Nine Months Ended		
	November 30, 2020	November 30, 2019	Percent Change	**November 30, 2020**	November 30, 2019	Percent Change
Beer						
(in millions, branded product, 24-pack, 12-ounce case equivalents)						
Shipment volume	**92.3**	72.6	27.1%	**258.9**	246.6	5.0%
Organic shipment volume [(1)]	**92.3**	72.1	28.0%	**258.9**	244.6	5.8%
Depletion volume [(2)] [(3)]			12.3%			7.3%
Wine and Spirits						
(in millions, branded product, 9-liter case equivalents)						
Shipment volume	**13.2**	12.8	3.1%	**35.6**	39.6	(10.1%)
Organic shipment volume [(4)]	**13.2**	12.4	6.5%	**35.6**	38.2	(6.8%)
U.S. Domestic shipment volume	**12.2**	11.6	5.2%	**32.8**	36.4	(9.9%)
U.S. Domestic organic shipment volume [(4)]	**12.2**	11.3	8.0%	**32.8**	35.0	(6.3%)
U.S. Domestic Power Brands shipment volume [(5)]	**6.1**	5.9	3.4%	**16.8**	16.7	0.6%
U.S. Domestic depletion volume [(2)] [(6)]			(0.8%)			(1.7%)
U.S. Domestic Power Brands depletion volume [(2)] [(5)]			3.7%			2.5%

(1) Includes an adjustment to remove shipment volume associated with the Ballast Point Divestiture for the periods September 1, 2019, through November 30, 2019, and March 2, 2019, through November 30, 2019, for the three months and nine months ended November 30, 2019, respectively.

(2) Depletions represent distributor shipments of our respective branded products to retail customers, based on third-party data.

(3) Includes an adjustment to remove depletion volume associated with the Ballast Point Divestiture for the periods September 1, 2019, through November 30, 2019, and March 2, 2019, through November 30, 2019, for the three months and nine months ended November 30, 2019, respectively.

(4) Includes an adjustment to remove shipment volume associated with the Black Velvet Divestiture for the periods September 1, 2019, through October 31, 2019, and March 1, 2019, through October 31, 2019, for the three months and nine months ended November 30, 2019, respectively.

(5) U.S. Domestic Power Brands include the following brands and/or portfolio of brands:

Wine Brands			Wine Portfolio of Brands	Spirits Brands
• 7 Moons	• Drylands	• SIMI	• Charles Smith	• Casa Noble
• Auros	• Kim Crawford	• Spoken Barrel	• Prisoner	• High West
• Champagne Palmer & Co	• Meiomi		• Robert Mondavi	• Mi CAMPO
• Cooper & Thief	• Mount Veeder		• Schrader	• Nelson's Green Brier
• Crafters Union	• Nobilo [(7)]			• SVEDKA
• Cuvée Sauvage	• Ruffino			• The Real McCoy

(6) Includes an adjustment to remove depletion volume associated with the Black Velvet Divestiture for the periods September 1, 2019, through October 31, 2019, and March 1, 2019, through October 31, 2019, for the three months and nine months ended November 30, 2019, respectively.

(7) Brand was divested in January 2021.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUMMARIZED SEGMENT AND INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS INFORMATION
(in millions)
(unaudited)

	Three Months Ended			Nine Months Ended		
	November 30, 2020	November 30, 2019	Percent Change	November 30, 2020	November 30, 2019	Percent Change
Beer						
Segment net sales	$ 1,677.9	$ 1,310.6	28%	$ 4,697.9	$ 4,428.4	6%
Segment gross profit	$ 952.7	$ 735.3	30%	$ 2,632.9	$ 2,468.1	7%
% Net sales	*56.8 %*	*56.1 %*		*56.0 %*	*55.7 %*	
Segment operating income (loss)	$ 714.5	$ 514.9	39%	$ 1,988.0	$ 1,780.8	12%
% Net sales	*42.6 %*	*39.3 %*		*42.3 %*	*40.2 %*	
Wine and Spirits						
Wine net sales	$ 666.7	$ 601.2	11%	$ 1,711.2	$ 1,747.3	(2%)
Spirits net sales	93.5	87.6	7%	252.8	264.9	(5%)
Segment net sales	$ 760.2	$ 688.8	10%	$ 1,964.0	$ 2,012.2	(2%)
Segment gross profit	$ 327.8	$ 310.6	6%	$ 868.2	$ 874.4	(1%)
% Net sales	*43.1 %*	*45.1 %*		*44.2 %*	*43.5 %*	
Segment operating income (loss)	$ 182.3	$ 180.4	1%	$ 507.8	$ 501.6	1%
% Net sales	*24.0 %*	*26.2 %*		*25.9 %*	*24.9 %*	
Segment income (loss) from unconsolidated investments	$ 25.5	$ 31.6	(19%)	$ 26.6	$ 34.6	(23%)
Corporate Operations and Other						
Segment operating income (loss)	$ (61.4)	$ (51.3)	(20%)	$ (171.3)	$ (148.7)	(15%)
Segment income (loss) from unconsolidated investments	$ (0.3)	$ (0.5)	40%	$ 0.2	$ (1.8)	111%
Canopy equity earnings (losses) [1]	$ (43.0)	$ (71.1)	40%	$ (108.8)	$ (180.2)	40%
Consolidated operating income (loss)	$ 783.1	$ 267.2	193%	$ 2,231.8	$ 1,609.4	39%
Comparable Adjustments	52.3	376.8	(86%)	92.7	524.3	(82%)
Comparable operating income (loss)	$ 835.4	$ 644.0	30%	$ 2,324.5	$ 2,133.7	9%
Consolidated income (loss) from unconsolidated investments	$ 782.4	$ (456.5)	NM	$ 130.5	$ (2,711.8)	105%
Comparable Adjustments	(800.2)	416.5	NM	(212.5)	2,564.4	(108%)
Comparable income (loss) from unconsolidated investments	$ (17.8)	$ (40.0)	56%	$ (82.0)	$ (147.4)	44%
Consolidated EBIT	$ 817.6	$ 604.0	35%	$ 2,242.5	$ 1,986.3	13%

[1] We recognize our equity in earnings (losses) for Canopy on a two-month lag. The summarized financial information below represents 100% of Canopy's reported results, prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"), and converted from Canadian dollars to U.S. dollars using the applicable weighted average exchange rates.

	Three Months Ended			Nine Months Ended		
	November 30, 2020	November 30, 2019	Percent Change	November 30, 2020	November 30, 2019	Percent Change
Net sales	$ 101.5	$ 58.0	75%	$ 261.5	$ 196.4	33%
Gross profit (loss)	$ 19.6	$ (7.3)	NM	$ (33.0)	$ 13.8	NM
% Net sales	*19.3 %*	*(12.6)%*		*(12.6)%*	*7.0 %*	
Operating income (loss)	$ (213.4)	$ (210.8)	(1%)	$ (1,071.0)	$ (541.3)	(98%)
% Net sales	*NM*	*NM*		*NM*	*NM*	

NM=Not Meaningful

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data)
(unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Please refer to our website at http://www.cbrands.com/investors/reporting for a more detailed description and further discussion of these non-GAAP financial measures.

	Three Months Ended November 30, 2020			Three Months Ended November 30, 2019			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	$ 2,438.1		$ 2,438.1	$ 1,999.4		$ 1,999.4	22%	22%
Cost of product sold	(1,169.9)	$ 12.3		(1,011.9)	$ 58.4			
Gross profit	1,268.2	12.3	$ 1,280.5	987.5	58.4	$ 1,045.9	28%	22%
Selling, general, and administrative expenses	(463.8)	18.7		(406.3)	4.4			
Impairment of assets held for sale	(21.0)	21.0		(390.0)	390.0			
Gain (loss) on sale of business	(0.3)	0.3		76.0	(76.0)			
Operating income (loss)	783.1	52.3	$ 835.4	267.2	376.8	$ 644.0	193%	30%
Income (loss) from unconsolidated investments	782.4	(800.2)		(456.5)	416.5			
EBIT			$ 817.6			$ 604.0	NA	35%
Interest expense	(95.7)			(103.1)				
Loss on extinguishment of debt	(1.2)	1.2		—				
Income (loss) before income taxes	1,468.6	(746.7)	$ 721.9	(292.4)	793.3	$ 500.9	NM	44%
(Provision for) benefit from income taxes [1]	(176.6)	69.6		658.9	(736.1)			
Net income (loss)	1,292.0	(677.1)		366.5	57.2			
Net income (loss) attributable to noncontrolling interests	(11.1)			(6.1)				
Net income (loss) attributable to CBI	$ 1,280.9	$ (677.1)	$ 603.8	$ 360.4	$ 57.2	$ 417.6	255%	45%
EPS [2]	$ 6.55	$ (3.46)	$ 3.09	$ 1.85	$ 0.29	$ 2.14	254%	44%
Weighted average common shares outstanding – diluted	195.444		195.444	194.856		194.856		
Gross margin	52.0 %		52.5 %	49.4 %		52.3 %		
Operating margin	32.1 %		34.3 %	13.4 %		32.2 %		
Effective tax rate	12.0 %		14.8 %	225.3 %		15.4 %		

Comparable Adjustments	Three Months Ended November 30, 2020				Three Months Ended November 30, 2019			
	Acquisitions, Divestitures, and Related Costs [3]	Restructuring and Other Strategic Business Development Costs [4]	Other [5]	Total	Acquisitions, Divestitures, and Related Costs [3]	Restructuring and Other Strategic Business Development Costs [4]	Other [5]	Total
Cost of product sold	$ —	$ (0.7)	$ (11.6)	$ (12.3)	$ (0.3)	$ (63.5)	$ 5.4	$ (58.4)
Selling, general, and administrative expenses	$ (1.5)	$ (12.7)	$ (4.5)	$ (18.7)	$ (1.2)	$ (2.4)	$ (0.8)	$ (4.4)
Impairment of assets held for sale	$ —	$ (21.0)	$ —	$ (21.0)	$ —	$ (390.0)	$ —	$ (390.0)
Gain (loss) on sale of business	$ (0.3)	$ —	$ —	$ (0.3)	$ 76.0	$ —	$ —	$ 76.0
Operating income (loss)	$ (1.8)	$ (34.4)	$ (16.1)	$ (52.3)	$ 74.5	$ (455.9)	$ 4.6	$ (376.8)
Income (loss) from unconsolidated investments	$ (1.0)	$ (12.7)	$ 813.9	$ 800.2	$ (4.9)	$ —	$ (411.6)	$ (416.5)
Loss on extinguishment of debt	$ —	$ —	$ (1.2)	$ (1.2)	$ —	$ —	$ —	$ —
(Provision for) benefit from income taxes [1]	$ 3.3	$ 59.8	$ (132.7)	$ (69.6)	$ (15.4)	$ 111.2	$ 640.3	$ 736.1
Net income (loss) attributable to CBI	$ 0.5	$ 12.7	$ 663.9	$ 677.1	$ 54.2	$ (344.7)	$ 233.3	$ (57.2)
EPS [2]	$ —	$ 0.06	$ 3.40	$ 3.46	$ 0.28	$ (1.77)	$ 1.20	$ (0.29)

[1] The effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the Comparable Adjustment was recognized. For the three months and nine months ended November 30, 2020, the (provision for) benefit from income taxes primarily includes (i) a net income tax (provision) benefit recognized as a result of adjustments to valuation allowances and (ii) a net income tax (provision) benefit related to legislative and governmental initiatives under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). For the three months and nine months ended November 30, 2019, the (provision for) benefit from income taxes includes a net income tax benefit recognized as a result of tax reform in Switzerland. For the nine months ended November 30, 2019, the (provision for) benefit from income taxes also includes a net income tax benefit recognized for the reversal of a valuation allowance related to capital loss carryforwards as a result of classifying assets held for sale in connection with the definitive agreement to sell a portion of the wine and spirits business to E. & J. Gallo Winery.

[2] May not sum due to rounding as each item is computed independently. For the nine months ended November 30, 2019, the comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis. [6]

[3] For the three months ended November 30, 2019, acquisitions, divestitures, and related costs consist of a net gain recognized in connection with the sale of the Black Velvet Canadian Whisky business.

[4] For the three months ended November 30, 2020, and November 30, 2019, restructuring and other strategic business development costs consist of impairments of long-lived assets held for sale and costs to optimize our portfolio, gain efficiencies, and reduce our cost structure primarily within the wine and spirits segment. For the three months ended November 30, 2020, restructuring and other strategic business development costs also consist of equity losses from Canopy Growth Corporation ("Canopy") related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand.

[5] For the three months ended November 30, 2020, other consists primarily of an unrealized net gain from the mark to fair value of our investments in Canopy and a net gain from the mark to fair value of undesignated commodity derivative contracts, partially offset by costs associated with Canopy equity losses and a loss on write-down of certain grapes as a result of smoke damage sustained during the U.S. West Coast wildfires. For the three months ended November 30, 2019, other consists primarily of a net income tax benefit recognized as a result of tax reform in Switzerland and a net gain associated with Canopy equity earnings.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)

(in millions except per share data)
(unaudited)

	Nine Months Ended November 30, 2020			Nine Months Ended November 30, 2019			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	**$ 6,661.9**		**$ 6,661.9**	$ 6,440.6		$ 6,440.6	**3%**	**3%**
Cost of product sold	(3,189.6)	$ 28.8		(3,238.5)	$ 140.4			
Gross profit	**3,472.3**	28.8	**$ 3,501.1**	3,202.1	140.4	$ 3,342.5	**8%**	**5%**
Selling, general, and administrative expenses	(1,211.8)	35.2		(1,251.7)	42.9			
Impairment of assets held for sale	(24.0)	24.0		(417.0)	417.0			
Gain (loss) on sale of business	(4.7)	4.7		76.0	(76.0)			
Operating income (loss)	**2,231.8**	92.7	**$ 2,324.5**	1,609.4	524.3	$ 2,133.7	**39%**	**9%**
Income (loss) from unconsolidated investments	130.5	(212.5)		(2,711.8)	2,564.4			
EBIT			**$ 2,242.5**			$ 1,986.3	**NA**	**13%**
Interest expense	(295.9)			(329.3)				
Loss on extinguishment of debt	(8.8)	8.8		(2.4)	2.4			
Income (loss) before income taxes	**2,057.6**	(111.0)	**$ 1,946.6**	(1,434.1)	3,091.1	$ 1,657.0	**NM**	**17%**
(Provision for) benefit from income taxes [(1)]	(416.4)	86.7		1,046.5	(1,304.1)			
Net income (loss)	1,641.2	(24.3)		(387.6)	1,787.0			
Net income (loss) attributable to noncontrolling interests	(26.1)			(22.6)				
Net income (loss) attributable to CBI	**$ 1,615.1**	$ (24.3)	**$ 1,590.8**	$ (410.2)	$ 1,787.0	$ 1,376.8	**NM**	**16%**
EPS [(2)]	**$ 8.28**	$ (0.12)	**$ 8.15**	$ (2.17)	$ 9.17	$ 7.07	**NM**	**15%**
Weighted average common shares outstanding – diluted [(6)]	**195.101**		**195.101**	168.258	26.606	194.864		
Gross margin	**52.1 %**		**52.6 %**	49.7 %		51.9 %		
Operating margin	**33.5 %**		**34.9 %**	25.0 %		33.1 %		
Effective tax rate	**20.2 %**		**16.9 %**	73.0 %		15.5 %		

Comparable Adjustments	Nine Months Ended November 30, 2020				Nine Months Ended November 30, 2019			
	Acquisitions, Divestitures, and Related Costs [7]	Restructuring and Other Strategic Business Development Costs [8]	Other [9]	Total	Acquisitions, Divestitures, and Related Costs [7]	Restructuring and Other Strategic Business Development Costs [8]	Other [9]	Total
Cost of product sold	$ (0.1)	$ (25.8)	$ (2.9)	$ (28.8)	$ (1.5)	$ (131.3)	$ (7.6)	$ (140.4)
Selling, general, and administrative expenses	$ (4.5)	$ (21.6)	$ (9.1)	$ (35.2)	$ 4.8	$ (25.5)	$ (22.2)	$ (42.9)
Impairment of assets held for sale	$ —	$ (24.0)	$ —	$ (24.0)	$ —	$ (417.0)	$ —	$ (417.0)
Gain (loss) on sale of business	$ (4.7)	$ —	$ —	$ (4.7)	$ 76.0	$ —	$ —	$ 76.0
Operating income (loss)	$ (9.3)	$ (71.4)	$ (12.0)	$ (92.7)	$ 79.3	$ (573.8)	$ (29.8)	$ (524.3)
Income (loss) from unconsolidated investments	$ (1.9)	$ (251.5)	$ 465.9	$ 212.5	$ (23.9)	$ —	$ (2,540.5)	$ (2,564.4)
Loss on extinguishment of debt	$ —	$ —	$ (8.8)	$ (8.8)	$ —	$ —	$ (2.4)	$ (2.4)
(Provision for) benefit from income taxes [1]	$ (19.8)	$ 73.0	$ (139.9)	$ (86.7)	$ 42.1	$ 139.7	$ 1,122.3	$ 1,304.1
Net income (loss) attributable to CBI	$ (31.0)	$ (249.9)	$ 305.2	$ 24.3	$ 97.5	$ (434.1)	$ (1,450.4)	$ (1,787.0)
EPS [2]	$ (0.16)	$ (1.28)	$ 1.56	$ 0.12	$ 0.50	$ (2.23)	$ (7.44)	$ (9.17)

[6] We have excluded the following weighted average common shares outstanding from the calculation of diluted net income (loss) per common share, as the effect of including these would have been anti-dilutive, in millions:

	For the Nine Months Ended November 30, 2019
Class B Convertible Common Stock	23.316
Stock-based awards, primarily stock options	3.290

[7] For the nine months ended November 30, 2020, acquisitions, divestitures, and related costs consist primarily of (i) a net income tax provision recognized for the adjustments to valuation allowances, (ii) a net loss on foreign currency contracts, (iii) a loss in connection with working capital adjustments on the sale of the Black Velvet Canadian Whisky business, and (iv) transaction costs associated with the pending sale of a portion of the wine and spirits business, partially offset by a net gain recognized in connection with a vineyard sale. For the nine months ended November 30, 2019, acquisitions, divestitures, and related costs consist primarily of (i) a net gain recognized in connection with the sale of the Black Velvet Canadian Whisky business, (ii) a net income tax benefit recognized for the reversal of a valuation allowance, and (iii) a gain related to the remeasurement of our previously held equity interest in Nelson's Green Brier to the acquisition-date fair value, partially offset by flow through of inventory basis adjustments associated with our investment in Canopy.

[8] For the nine months ended November 30, 2020, restructuring and other strategic business development costs consist primarily of equity losses from Canopy related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand. The nine months ended November 30, 2020, and November 30, 2019, also included impairments of long-lived assets held for sale and costs to optimize our portfolio, gain efficiencies, reduce our cost structure primarily within the wine and spirits segment.

[9] For the nine months ended November 30, 2020, other consists primarily of an unrealized net gain from the mark to fair value of our investments in Canopy and a net gain from the mark to fair value of undesignated commodity derivative contracts, partially offset by (i) costs associated with Canopy equity losses, (ii) a loss on write-down of certain grapes as a result of smoke damage sustained during the U.S. West Coast wildfires, and (iii) a net income tax provision related to the CARES Act. For the nine months ended November 30, 2019, other consists primarily of an unrealized net loss from the mark to fair value of our investments in Canopy and costs associated with Canopy equity losses, partially offset by an unrealized gain from the June 2019 modification of terms of the November 2018 Canopy Warrants and a net income tax benefit recognized as a result of tax reform in Switzerland.

(in millions, except per share data)

Canopy Equity Earnings (Losses) and Related Activities (“Canopy EIE”)

Canopy EIE non-GAAP financial measures are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

	Three Months Ended		Nine Months Ended	
	November 30, 2020	November 30, 2019	November 30, 2020	November 30, 2019
Equity earnings (losses) and related activities- reported basis, Canopy EIE (GAAP) [1]	**$ (12.4)**	**$ 46.2**	**$ (421.0)**	**$ (544.2)**
Comparable Adjustments [2][3]	(30.6)	(117.3)	312.2	364.0
Equity losses and related activities - comparable basis, Canopy EIE (Non-GAAP)	**(43.0)**	**(71.1)**	**(108.8)**	**(180.2)**
(Provision for) benefit from income taxes [3]	28.3	22.9	38.2	54.8
Net income (loss) attributable to CBI - comparable basis, Canopy EIE (Non-GAAP)	**$ (14.7)**	**$ (48.2)**	**$ (70.6)**	**$ (125.4)**

	Three Months Ended		Nine Months Ended	
	November 30, 2020	November 30, 2019	November 30, 2020	November 30, 2019
EPS - reported basis, Canopy EIE (GAAP)	**$ 0.41**	**$ 0.21**	**$ (1.63)**	**$ (2.14)**
Comparable Adjustments - Canopy EIE (Non-GAAP)	(0.48)	(0.46)	1.23	1.43
EPS - comparable basis, Canopy EIE (Non-GAAP) [4]	**$ (0.08)**	**$ (0.25)**	**$ (0.36)**	**$ (0.64)**

	Three Months Ended					
	November 30, 2020			November 30, 2019		
	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [6]	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [6]
Reported basis (GAAP)	$ 1,468.6	$ (176.6)	12.0 %	(292.4)	658.9	225.3 %
Comparable Adjustments - (Non-GAAP)	(746.7)	69.6		793.3	(736.1)	
Comparable basis (Non-GAAP)	**721.9**	**(107.0)**	14.8 %	**$ 500.9**	**$ (77.2)**	15.4 %
Comparable basis, Canopy EIE (Non-GAAP)	(43.0)	28.3		(71.1)	22.9	
Comparable basis, excluding Canopy EIE (Non-GAAP)	**$ 764.9**	**$ (135.3)**	17.7 %	**$ 572.0**	**$ (100.1)**	17.5 %

	Three Months Ended		Nine Months Ended	
	November 30, 2020	November 30, 2019	November 30, 2020	November 30, 2019
EPS - comparable basis (Non-GAAP) [5]	**$ 3.09**	**$ 2.14**	**$ 8.15**	**$ 7.07**
Comparable basis, Canopy EIE (Non-GAAP)	(0.08)	(0.25)	(0.36)	(0.64)
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	**$ 3.16**	**$ 2.39**	**$ 8.52**	**$ 7.71**

(1) Equity earnings (losses) and related activities are included in income (loss) from unconsolidated investments.

(2) Comparable Adjustments, Canopy EIE include: impact from the June 2019 warrant modification, restructuring and other strategic business development costs, expected credit losses on financial assets and related charges, unrealized net (gain) loss from the mark to fair value of securities measured at fair value and related activities, flow through of inventory step-up, share-based compensation expense related to acquisition milestones, acquisition costs, loss on dilution due to Canopy’s issuance of additional stock, and other (gains) losses.

(3) The Comparable Adjustment effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized. The benefit from income taxes effective tax rate applied to our equity in earnings (losses) of Canopy is generally based on the tax rates of the legal entities that hold our investment.

(4) May not sum due to rounding as each item is computed independently. For the nine months ended November 30, 2019, the comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

(5) See reconciliation of the applicable non-GAAP financial measures on pages 12 and 14.

(6) Effective tax rate is not considered a GAAP financial measure, for purposes of this reconciliation, we derived the reported GAAP measure based on GAAP results, which serves as the basis for the reconciliation to the comparable non-GAAP financial measure.

EPS Guidance

	Range for the Year Ending February 28, 2021			
Forecasted EPS - reported basis (GAAP)	$	10.30	$	10.55
Acquisitions, divestitures, and related costs [1]		0.15		0.15
Restructuring and other strategic business development costs [2]		1.28		1.28
Other [3]		(1.57)		(1.57)
Comparable basis, Canopy EIE (Non-GAAP)		(0.36)		(0.36)
Forecasted EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	$	9.80	$	10.05

	Actual for the Year Ended February 29, 2020	
EPS - reported basis (GAAP)	$	(0.07)
Acquisitions, divestitures, and related costs [1]		(0.39)
Restructuring and other strategic business development costs [2]		2.40
Other [3]		7.17
EPS - comparable basis (Non-GAAP) [4]		9.12
Comparable basis, Canopy EIE (Non-GAAP)		0.76
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	$	9.89

(1) Acquisitions, divestitures, and related costs include: [4]

	Estimated for the Year Ended February 28, 2021		Actual for the Year Ended February 29, 2020	
Net income tax provision (benefit) recognized for the reversal of valuation allowances	$	0.11	$	(0.15)
Net (gain) loss on foreign currency derivative contracts	$	0.03	$	—
Net (gain) loss on sale of Black Velvet Canadian Whisky business	$	0.02	$	(0.33)
Transaction, integration, and other acquisition-related costs in connection with:				
Wine and Spirits transactions with Gallo	$	0.02	$	0.03
Investments in Canopy	$	0.01	$	0.12
Net (gain) loss on sale of vineyard	$	(0.03)	$	—
Gain on the remeasurement of our investment in Nelson's Green Brier	$	—	$	(0.05)
Recognition of previously deferred gain upon release of related guarantee	$	—	$	(0.02)

(2) For the year ended February 28, 2021, restructuring and other strategic business development costs consist primarily of equity losses from Canopy related costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand. The years ended February 28, 2021, and February 29, 2020, also included impairments of long-lived assets held for sale and costs to optimize our portfolio, gain efficiencies, and reduce our cost structure primarily within the wine and spirits segment.

(3) Other includes: (4)

	Estimated for the Year Ending February 28, 2021	Actual for the Year Ended February 29, 2020
Unrealized net (gain) loss from mark to fair value of investments in Canopy	$ (1.98)	$ 8.50
Net (gain) loss from mark to fair value of undesignated commodity derivative contracts	$ (0.12)	$ 0.14
Canopy equity (earnings) losses and related activities comparable adjustments	$ 0.21	$ 1.20
Loss on (recovery of) write-down of certain inventory as a result of smoke damage sustained during wildfires	$ 0.10	$ (0.04)
Net income tax provision recognized in connection with the CARES Act	$ 0.06	$ —
Net income tax provision recognized in connection with the mark to fair value of our investments in Canopy	$ 0.04	$ —
Unconsolidated investments, other	$ 0.04	$ 0.07
COVID-19 incremental costs	$ 0.04	$ —
Loss on extinguishment of debt	$ 0.03	$ 0.01
Loss on contract termination	$ 0.02	$ —
Net income tax benefit recognized in connection with tax reform in Switzerland	$ —	$ (2.81)
Loss on change in estimated fair value of a contingent liability associated with a prior period acquisition	$ —	$ 0.05
Impairment of certain Ballast Point intangible assets	$ —	$ 0.04
Net gain (loss) from mark to fair value of undesignated foreign exchange rate	$ —	$ 0.01

(4) May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

Free Cash Flow Guidance
Free cash flow, as defined in the reconciliation below, is considered a liquidity measure and is considered to provide useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

	Range for the Year Ending February 28, 2021	
Net cash provided by operating activities (GAAP)	$ **2,500.0**	$ **2,700.0**
Purchases of property, plant, and equipment	(800.0)	(900.0)
Free cash flow (Non-GAAP)	$ **1,700.0**	$ **1,800.0**

	Actual for the Nine Months Ended November 30, 2020	Actual for the Nine Months Ended November 30, 2019
Net cash provided by operating activities (GAAP)	$ **2,363.6**	$ 2,076.3
Purchases of property, plant, and equipment	(467.7)	(538.3)
Free cash flow (Non-GAAP)	$ **1,895.9**	$ 1,538.0